The Real Brokerage Inc. to Host Second Quarter 2021 Earnings Conference Call

TORONTO and NEW YORK  -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (Nasdaq: REAX), a national, technology-powered real estate brokerage now operating in 31 states and the District of Columbia, announced that it will release its second quarter 2021 financial results on Wednesday, August 11, 2021 before the open of market trading. Additionally, Real will host a conference call to discuss its second quarter 2021 operating and financial results on Wednesday August 11, 2021 at 11:00 a.m. EST.

Details of the conference call are listed below:

Date:	August 11, 2021
Time:	11:00 a.m. EST*

Dial-in Number:	North American Toll Free: 844-602-0380
International: 862-298-0970
Webcast: https://www.webcaster4.com/Webcast/Page/2699/42380

Replay Number:	North American Toll Free: 877-481-4010
International: 919-882-2331
Passcode:	42380
Webcast Replay	https://www.webcaster4.com/Webcast/Page/2699/42380

*Participants are encouraged to dial in 5 to 10 minutes before the beginning of the conference call.

Restricted Share Unit Grant

The Company also announced that pursuant to the Company's Restricted Share Unit Plan, an aggregate of 9,000 restricted share units ("RSUs") were granted to certain officers of Real and are payable in common shares. 2,000 RSUs will vest on May 5, 2022, 2,000 RSUs will vest on May 5, 2024, 3,000 RSUs will vest on June 1, 2024 and 2,000 RSUs will vest on July 2, 2024.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 31 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

Press, for more information, please contact:
The Real Brokerage Inc.
Caroline Glennon
caroline@thunder11.com
201-564-4221

Investors, for more information, please contact:
Hayden IR
James Carbonara
james@haydenir.com
646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.